10025697

19
3/2

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Facing Page Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-47577

Report For the Period Beginning 1/1/2009 (MM/DD/YY) **and Ending** 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Victory Capital Advisers, Inc.

Official Use Only
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

127 Public Square
(No. and Street)

Cleveland	OH	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Michael Policarpo — 216-689-4825
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

3/2/10

OATH OR AFFIRMATION

I, **Donald Inks** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Victory Capital Advisers, Inc.** as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

NOTARIAL SEAL STATE OF OHIO

JERRY R. URBANEK
Attorney At Law
NOTARY PUBLIC
STATE OF OHIO
My Commission Has
No Expiration Date
Section 147.03 O.R.C.

Notary Public

Signature

Financial Operations Principal
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Exemption for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Financial Statements and Supplementary Information

Year Ended December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2271
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Victory Capital Advisers, Inc.

We have audited the accompanying statement of financial condition of Victory Capital Advisers, Inc. (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Cleveland, Ohio
February 24, 2010

1002-1133789

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 1,188,110
Distribution fees receivable	487,801
Other receivables	1,297
Due from affiliate	133,762
Total assets	$ 1,810,970
Liabilities and stockholder's equity	
Liabilities	
Distribution fees payable	$ 468,899
Other payables	10,872
Other accrued expenses	11,935
Total liabilities	491,706
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Capital in excess of par value	1,291,753
Retained earnings	27,510
Total stockholder's equity	1,319,264
Total liabilities and stockholder's equity	$ 1,810,970

See accompanying notes to the financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Income

Year Ended December 31, 2009

Revenues	
Distribution and distribution related fees	$ 4,812,340
Intercompany support fees	650,750
Commissions, net	161,016
Total revenues	5,624,106
Expenses	
Distribution and distribution related expenses	4,773,814
Intercompany service fees	727,413
Professional fees	55,000
Other expenses	47,585
Total expenses	5,603,812
Income before taxes	20,294
Income tax expense	7,549
Net income	$ 12,745

See acompanyting notes to the financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Capital in Excess of par	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2008	$ 1	$ 1,291,753	$ 14,765	$ 1,306,519
Net income	–	–	12,745	12,745
Balance at December 31, 2009	$ 1	$ 1,291,753	$ 27,510	$ 1,319,264

See accompanying notes to the financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	12,745
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in distribution fees receivable		(130,579)
Increase in due from affiliate		(16,938)
Inrease in other receivables		(1,007)
Increase in distribution fees payable		114,855
Increase in other payable		10,872
Decrease in other accrued expenses		(1,402)
Net cash used in operating activities		(11,454)
Cash		
Beginning of period		1,199,564
End of period	$	1,188,110
Supplemental disclosures of cash flow information		
Cash paid to Parent during the year for income taxes	$	4,191

See accompanying notes to the financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Notes to Financial Statements

December 31, 2009

1. Organization

Victory Capital Advisers, Inc. (the "Company") is a wholly owned subsidiary of KeyCorp ("Key" or "Parent"). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company serves as distributor and underwriter for The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds (collectively, the "Funds"), Placement Agent for Victory Capital Management's Victory Series LLC and Austin Capital Management's securities. Substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Summary of Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank unrelated to Key which, from time to time, exceeds the amount of traditional deposit insurance available, which has been increased to $250,000 per depositor through December 31, 2013. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to a Distribution Agreement (the "Agreement") between the Funds and the Company. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of certain new Fund shares, and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions (12b-1 fees) to the broker-dealers who originated the sales as outlined in their respective agreements. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

2. Summary of Significant Accounting Policies (continued)

Distribution support fees are earned monthly by the Company pursuant to three distribution support agreements between the Company, KeyBank N.A., Victory Capital Management (a subsidiary of KeyBank N.A.) and Austin Capital Management (a subsidiary of KeyCorp).

Distribution and Distribution Related Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are recorded as revenue of the Company and may be used to support other distribution related activities as allowed under Distribution Plans that have been adopted by the Funds. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Subsequent Events

In May 2009, the FASB issued a new accounting standard regarding subsequent events, which provides authoritative accounting literature for a topic that was previously addressed only in the auditing standards. This accounting guidance is similar to the previous standard, with some exceptions that do not result in significant changes in practice. This new guidance was effective on a prospective basis for interim or annual financial periods ending after June 15, 2009 (effective June 30, 2009, for the Company). In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

2. Summary of Significant Accounting Policies (continued)

Codification

In June 2009, the FASB issued accounting guidance that establishes the Codification as the single source of authoritative nongovernmental GAAP. As of the effective date, all existing accounting standard documents were superseded, and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification was launched on July 1, 2009, and is effective for interim and annual periods ending after September 15, 2009 (effective September 30, 2009 for the Company).

3. Income Taxes

Effective December 1, 2007 the Company adopted the accounting guidance for Accounting for Uncertainty in Income Taxes, which is an interpretation of the existing guidance on accounting for income taxes. This guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The guidance also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2009.

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes as of December 31, 2009 relates to state taxes.

3. Income Taxes (continued)

Income tax expense for the year ended December 31, 2009 consisted of the following:

Current:	
Federal	$ 7,884
State	687
Deferred – Federal	(1,022)
Income tax expense	$ 7,549

4. Related Party Transactions

For the year ended December 31, 2009, Key and certain of its subsidiaries provided various services to the Company such as providing use of office facilities, equipment, personnel and other administrative services. The Company is charged a service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $727,413 for the year ending December 2009. The service fee would not necessarily be the same if an unrelated party provided these services to the Company.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, can not exceed 15 to 1. At December 31, 2009, the Company had net capital under the Rule of $1,165,303, which was $1,132,523 in excess of its minimum required net capital of $32,780. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.42 to 1.

6. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(2)(i) – the Company does not hold customer funds or safe keep customer securities.

7. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

Supplementary Information

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I - Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2009

Total stockholder's equity from statement of financial condition		$ 1,319,264
Deductions for nonallowable assets		
Due from affiliates	$ 133,762	
Distribution fee receivable	18,902	
Other receivables	1,297	153,961
Tentative net capital		1,165,303
Haircut on investments		–
Net capital		1,165,303
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		32,780
Excess net capital		$ 1,132,523
Total aggregate indebtedness		$ 491,706
Percentage of aggregate indebtedness to net capital		42%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between the computation above and the corresponding computation included in the amended unaudited FOCUS report, Form X-17a5, Part II, filed on February 23, 2010.

See accompanying report of Independent Registered Public Accounting Firm.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule II - Determination of Reserve Requirements and Information Relating to Possesion or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2009

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) - The Company does not hold customer funds or safekeep customer securities.

See accompanying report of Independent Registered Public Accounting Firm.

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2271
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements of Victory Capital Advisers, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cleveland, Ohio
February 24, 2010

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2271
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Stockholder
Victory Capital Advisors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Victory Capital Advisors, Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7T to cash disbursement record entries including cleared checks and bank statements.

   There were no findings.

2. Compared the amounts reported on the Statement of Income (Loss) derived from the FOCUS reports to amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009.

   There were no findings.

3. Compared any adjustments reported on Form SIPC-7T with the FOCUS reports for the period April 1, 2009 through December 31, 2009.

   There were no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cleveland, Ohio
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Victory Capital Advisers, Inc
127 Public Square
Cleveland OH 44114-1217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Don Inks (216) 689-0504

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,243

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (384)
7/28/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 859

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 859

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 859

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Victory Capital Advisers, Inc.
(Name of Corporation, Partnership or other organization)

Donald [signature]
(Authorized Signature)

Dated the 17 day of February, 20 10.

Financial and operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,464,137
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,967,137
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	3,967,137
2d. SIPC Net Operating Revenues	$ 497,000
2e. General Assessment @ .0025	$ 1,243

(to page 1 but not less than $150 minimum)